UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

NETWORK-1 TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

64121N109

(CUSIP Number)

Looking Glass LLC

60 Arch Street, 2nd Floor

Greenwich, CT 06830

Attention: James B. Healy

Telephone: (203) 302-1700

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 3, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 64121N109

1	NAMES OF REPORTING PERSONS. Looking Glass LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Not Applicable
14	TYPE OF REPORTING PERSON CO

CUSIP Number: 64121N109

1	NAMES OF REPORTING PERSONS. Plainfield Special Situations Master Fund Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Not Applicable
14	TYPE OF REPORTING PERSON CO

CUSIP Number: 64121N109

1	NAMES OF REPORTING PERSONS. Max Holmes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Not Applicable
14	TYPE OF REPORTING PERSON IN

CUSIP Number: 64121N109

1	NAMES OF REPORTING PERSONS. David Alexander Kenneth Walker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Not Applicable
14	TYPE OF REPORTING PERSON IN

CUSIP Number: 64121N109

1	NAMES OF REPORTING PERSONS. Ian David Stokoe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Not Applicable
14	TYPE OF REPORTING PERSON IN

This Amendment No. 5 (this “Amendment”) to Schedule 13D is filed by Looking Glass LLC, a Texas limited liability company (“Looking Glass”), Plainfield Special Situations Master Fund Limited, an exempted company incorporated in the Cayman Islands with limited liability (“Master Fund”), Max Holmes, an individual, David Walker, an individual and Ian Stokoe, an individual (collectively, the “Reporting Persons”) to amend the Schedule 13D, filed on May 31, 2013, as amended by Amendment No. 1 filed on August 1, 2013, by Amendment No. 2 filed on January 31, 2014, by Amendment No. 3 filed on January 31, 2014, and by Amendment No. 4 filed on April 14, 2014 (as amended, the “Schedule 13D”), relating to the shares of Common Stock of Network-1 Technologies, Inc., a Delaware corporation (the “Issuer”), which has its principal office at 445 Park Avenue, Suite 1020, New York, NY 10022.

The Reporting Persons are filing this Amendment to disclose the sale by Looking Glass to the Issuer of warrants to purchase 1,750,000 shares of the Issuer’s Common Stock, pursuant to an agreement dated June 3, 2014, which is included herein as Exhibit 3 under Item 7. The sale of the warrants reduced the amount of Common Stock of the Issuer beneficially owned by Looking Glass to zero.

Except as expressly provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Defined terms used in this Amendment but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a); (b) As of the date of the event and after giving effect to the filing of this Amendment, the Reporting Persons directly and beneficially own zero shares of the Issuer’s Common Stock and have no power to vote or to direct the vote of such shares (or to dispose or direct the disposition of) any shares of Common Stock of the Issuer.

(c) On June 3, 2014 Looking Glass sold to the Issuer warrants to purchase 1,750,000 shares of the Issuer’s Common Stock. This amount represents all of the securities in the Issuer that were owned by Looking Glass.

(d) Not applicable.

(e) The Reporting Persons ceased to be beneficial owners of more than five percent of the Issuer’s Common Stock on June 3, 2014.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to a Warrant Purchase Agreement, dated as of June 3, 2014 (the “Purchase Agreement”), by and between Looking Glass and the Issuer, Looking Glass sold to the Issuer warrants to purchase Common Stock of the Issuer for $505,000 in cash. This transaction consisted of an assignment by Looking Glass to the Issuer of a warrant to purchase 875,000 shares of the Issuer’s Common Stock at an exercise price of $1.40 per share (“Warrant 1”) and a warrant to purchase 875,000 shares of the Issuer’s Common Stock at an exercise price of $2.10 per share (together with Warrant 1, the “Warrants”). At the date of the event, through its ownership of the Warrants, Looking Glass beneficially owned 6.37% of the Issuer’s outstanding Common Stock, based on 25,715,743 shares of outstanding Common Stock as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 15, 2014.

The foregoing description of the Purchase Agreement does not purport to be complete and is subject to and qualified in its entirety by reference to, the full text of the Purchase Agreement, which is attached as Exhibit 3 under Item 7.

Item 7. Material to be Filed as Exhibits.

Exhibit 3: Warrant Purchase Agreement, dated June 3, 2014 by and between Looking Glass and the Issuer.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

In accordance with Rule 13d-4 of the Securities Exchange Act of 1934, each of the persons filing this statement expressly disclaims beneficial ownership of the securities covered by this statement and the filing of this report shall not be construed as an admission by such persons that they are the beneficial owners of such securities.

Dated: June 9, 2014
LOOKING GLASS LLC

	By:	/s/ Max Holmes
Max Holmes
President

PLAINFIELD SPECIAL SITUATIONS MASTER FUND LIMITED

	By:	/s/ Max Holmes
Max Holmes
Authorized Individual

MAX HOLMES

	By:	/s/ Max Holmes
Max Holmes

DAVID ALEXANDER KENNETH WALKER

	By:	/s/ David Alexander Kenneth Walker
David Alexander Kenneth Walker

IAN DAVID STOKOE

	By:	/s/ Ian David Stokoe
Ian David Stokoe